As filed with the Securities and Exchange Commission on June 26, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38012

PLAYA HOTELS & RESORTS N.V.

(Exact name of registrant as specified in its charter)

Keizersgracht 555 1017 DR, Amsterdam, the Netherlands
+31 20 240 9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value €0.10 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0).

Pursuant to the requirements of the Securities Exchange Act of 1934, Playa Hotels & Resorts N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2025

Playa Hotels & Resorts Merger Sub B.V.
as successor to Playa Hotels & Resorts N.V.

By:	/s/ Peter Marian Boeschen
Name:	Peter Marian Boeschen
Title:	Director A

By:	/s/ Monique Bourquin
Name:	Monique Bourquin
Title:	Director B